EXHIBIT 12

Pfizer Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
(MILLIONS OF DOLLARS, EXCEPT RATIOS)	April 2, 2017	2016	2015	2014	2013	2012

Determination of earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$3,951	$8,351	$8,965	$12,240	$15,716	$11,242
Less:
Noncontrolling interests	13	44	39	47	43	47
Income attributable to Pfizer Inc.	3,938	8,307	8,925	12,192	15,673	11,195
Add (deduct):
Capitalized interest	(16)	(61)	(32)	(41)	(32)	(41)
Amortization of capitalized interest	11	59	25	31	34	36
Equity (income)/loss from equity-method investments	(42)	(49)	191	(24)	(67)	(105)
Distributed income of equity method investments	34	119	161	136	162	85
Fixed charges	334	1,285	1,282	1,435	1,495	1,627
Total earnings as defined	$4,258	$9,661	$10,554	$13,729	$17,265	$12,796

Fixed charges:
Interest expense(a)	$309	$1,186	$1,199	$1,360	$1,414	$1,522
Preferred stock dividends(b)	—	2	2	3	3	4
Rents(c)	24	97	81	72	78	101
Fixed charges	334	1,285	1,282	1,435	1,495	1,627
Capitalized interest	16	61	32	41	32	41
Total fixed charges	$350	$1,346	$1,314	$1,476	$1,527	$1,668

Ratio of earnings to fixed charges	12.2	7.2	8.0	9.3	11.3	7.7
(a)    Interest expense includes amortization of debt premium, discount and other debt costs. Interest expense does not include interest related to tax matters (primarily uncertain tax positions) of $64 million for the first three months of 2017; $242 million for 2016; $246 million for 2015; $182 million for 2014; $222 million for 2013; and $265 million for 2012.

(b) Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an employee stock ownership plan trust.
(c) Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.
Amounts may not add due to rounding. Percentages have been calculated using unrounded amounts.